Filed pursuant to Rule 424(b)(3)
File No. 333-202583

TIAA REAL ESTATE ACCOUNT SUPPLEMENT NO. 2 Dated February 24, 2016 to the Prospectus dated April 24, 2015

This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated April 24, 2015, as supplemented to date, which is collectively referred to herein as the “prospectus.” This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

Recent transactions

The following describes property, property-related and financing transactions by the Account between April 24, 2015 and February 16, 2016. Except as noted, the expenses for operating the properties purchased are either borne or reimbursed, in whole or in part, by the property tenants, although the terms vary under each lease. The Account is responsible for operating expenses not reimbursed under the terms of a lease.

Purchases

Multi-family Properties

Casa Palma — Coconut Creek, FL

On April 24, 2015, the Account purchased a 373,122 square foot recently constructed multi-family property, consisting of 14 two- and three-story buildings, located in Coconut Creek, Florida for $90.0 million. At the time of purchase, the property was 87% leased.

250 North 10th Street — Brooklyn, NY

On May 1, 2015, the Account purchased a newly constructed six-story, 158,118 square foot multi-family property located in Brooklyn, New York for $169.7 million. At the time of purchase, the property was 98% leased.

Union-South Lake Union — Seattle, WA

On June 17, 2015, the Account purchased a seven-story, 197,605 square foot multi-family property located in Seattle, Washington for $112.6 million. At the time of purchase, the property was 94% leased.

The Cordelia — Portland, OR

On July 13, 2015, the Account purchased a 90,017 square foot multi-family property, consisting of two five-story buildings, located in Portland, Oregon for $47.9 million. At the time of purchase, the property was 93% leased.

The Manor at Flagler Village — Fort Lauderdale, FL

On July 15, 2015, the Account purchased a 368,429 square foot multi-family property consisting of two seven-story buildings, along with 23,012 square feet of free standing retail space, located in Fort Lauderdale, Florida for $149.0 million. At the time of purchase, the apartments were 94% leased and the retail spaces were 74% leased.

The Ashton — Washington, DC

On November 4, 2015, the Account purchased a 79,933 square foot, twelve-story, multi-family property located in Washington, DC for $41.8 million. The property was 100% leased at the time of purchase.

Office Properties

Castro Station — Mountain View, CA

On November 20, 2015, the Account purchased a 114,809 square foot office property consisting of two two-story buildings and one three-story building located in Mountain View, California for $148.9 million. The property was 100% leased at the time of purchase.

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400 Fairview — Seattle, WA

On December 9, 2015, the Account purchased a 90% interest in a joint venture investment, which holds a 349,152 square foot office property located in Seattle, Washington, for $225.4 million (the Account’s share). At the time of purchase, the property was 75.5% leased.

1500 Owens Street — San Francisco, CA

On December 15, 2015, the Account purchased a 49.9% interest in a joint venture investment, which holds a 158,267 square foot office property located in San Francisco, California, for $73.7 million (the Account’s share). The property was 100% leased at the time of purchase.

225 Binney Street — Cambridge, MA

On December 16, 2015, the Account purchased a 70% interest in a joint venture investment, which holds an office property located in Cambridge, Massachusetts, for $190.5 million (the Account’s share). The six-story, 305,212 square foot property was 100% leased at the time of purchase.

409-499 Illinois — San Francisco, CA

On December 17, 2015, the Account purchased a 40% interest in a joint venture investment, which holds an office property located in San Francisco, California, for $190.0 million (the Account’s share). The 456,181 square foot, two building property was 100% leased at the time of purchase.

430 West 15th Street — New York, NY

On February 1, 2016, the Account purchased the leasehold interest in a 98,087 square foot, eight-story office property located in New York, New York for $108.4 million. At the time of purchase, the property was 100% leased.

Industrial Properties

200 Milik Street — Carteret, NJ

On May 21, 2015, the Account purchased a 232,134 square foot industrial property located in Carteret, New Jersey for $49.8 million. At the time of purchase, the property was 100% leased.

Beltway North Commerce Center — Houston, TX

On May 21, 2015, the Account purchased a 352,000 square foot industrial property, which was constructed in April 2015 and is located in Houston, Texas, for $23.4 million. The property is in its initial lease up phase.

Pinto Business Park — Houston, TX

On August 12, 2015, the Account purchased a three-building, 841,941 square foot industrial property located in Houston, Texas for $72.5 million. At the time of purchase, the property was 77% leased.

On December 22, 2015, the Account acquired the remaining newly constructed 103,000 square foot portion of the property for $20.7 million. This portion of the property was 100% pre-leased at the time of purchase.

Oakmont IE West Portfolio — Fontana, CA

On September 25, 2015, the Account purchased a 398,471 square foot industrial property located in Fontana, California for $42.9 million. At the time of purchase, the property was 100% leased.

On October 6, 2015, the Account acquired the remaining newly constructed 311,470 square foot portion of the property for $30.2 million. This portion of the property was vacant at the time of purchase.

Stevenson Point — Newark, CA

On November 12, 2015, the Account purchased a five-building, 312,885 square foot industrial property located in Newark, California for $41.5 million. The property was 100% leased at the time of purchase.

Property-Related

Clarion Gables Multi-family Trust L.P.

On June 24, 2015, the Account converted a $100.6 million note receivable, inclusive of accrued interest, into units of Clarion Gables Multi-family Trust L.P., for an 8.33% ownership interest.

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Charles River Plaza North, Mezzanine Loan Receivable — Boston, MA

On July 7, 2015, the Account entered into a $100.0 million mezzanine loan receivable position on a Class A research laboratory located on the Massachusetts General Hospital extended campus. The loan is interest only at a 6.08% interest rate and matures on April 6, 2029.

Sales

Multi-family Properties

MiMA: Tower — New York, NY

On December 21, 2015, the Account’s RGM 42, LLC joint venture investment, in which the Account holds a 70% interest, sold its interest in One MiMA Tower, located in New York, New York, for a net sales price of $175.7 million (the Account’s interest). The Account realized a gain of $8.6 million from the sale, the majority of which had been recognized as unrealized gains in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $167.1 million. Debt associated with the property was extinguished concurrent with the sale of the property, as discussed in the Financings section.

Residences at Rivers Edge — Medford, MA

On February 12, 2016, the Account sold a multi-family property located in Medford, Massachusetts for a net sales price of $89.4 million, resulting in a realized gain of $8.2 million from the sale, the majority of which had been previously recognized as unrealized gains in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $81.2 million.

Retail Properties

Florida Retail Portfolio: International Drive — Orlando, FL

On April 29, 2015, a retail property located in Orlando, Florida was sold by the Account’s TREA Florida Retail, LLC joint venture investment, in which the Account holds an 80% interest. The Account’s portion of the net sales price was $26.1 million, resulting in a realized loss from the sale of $4.1 million, the majority of which had been previously recognized as unrealized losses in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $30.2 million.

Florida Retail Portfolio: Alafaya Square — Oviedo, FL

On June 4, 2015, a retail property located in Oviedo, Florida was sold by the Account’s TREA Florida Retail, LLC joint venture investment, in which the Account holds an 80% interest. The Account’s portion of the net sales price was $23.1 million, resulting in a realized loss from the sale of $10.9 million, the majority of which had been previously recognized as unrealized losses in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $34.0 million.

DDR Joint Venture: Hillsboro Square — Deerfield Beach, FL

On December 10, 2015, the Account’s DDR joint venture investment, in which the Account holds an 85% interest, sold a retail property located in Deerfield Beach, Florida for a net sales price of $37.6 million (the Account’s share). The Account realized a gain of $6.6 million from the sale, the majority of which was previously recognized as unrealized gains in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $31.0 million. Debt associated with the property was extinguished concurrent with the sale of the property, as discussed in the Financings section.

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Industrial Properties

Summit Distribution Center — Memphis, TN

On October 22, 2015, the Account sold an industrial property located in Memphis, Tennessee for a net sales price of $21.6 million, resulting in a realized loss from the sale of $1.6 million, the majority of which had been previously recognized as unrealized losses in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $23.2 million.

Property-Related

Cobalt Industrial REIT

On December 31, 2015, Cobalt Industrial REIT, in which the Account held a 10.998% interest, was legally dissolved.

Heitman Value Partners Fund

On December 15, 2015, Heitman Value Partners Fund, in which the Account held an 8.43% interest, was legally dissolved.

Financings

99 High Street — Boston, MA

On May 11, 2015, the Account extinguished its outstanding mortgage debt obligation of $185.0 million.

DDR Joint Venture — Various, USA

On July 1, 2015, the Account’s DDR joint venture investment restructured its outstanding $140.5 million term loan (the Account’s share) collateralized by six properties, effectively extending the maturity date to July 1, 2019. The loan now has an interest rate of LIBOR plus 1.75% and the option to extend maturity to July 1, 2020.

On July 1, 2015, the Account’s DDR joint venture investment also restructured its outstanding $184.5 million term loan (the Account’s share) collateralized by eleven properties, effectively extending the maturity date to July 1, 2018. The loan now has an interest rate of LIBOR plus 1.50% and two options of one year each to extend the maturity to a final maturity of July 1, 2020.

On December 10, 2015, the Account’s DDR joint venture investment, in which the Account holds an 85% interest, paid $18.4 million dollars (the Account’s share) to release the Hillsboro Square asset from its inclusion as collateral in the DDR Debt Pool 5 in connection with its sale. Of the $18.4 million, $16.0 million was applied to fully extinguish the debt amount secured by the Hillsboro Square asset. The remaining $2.4 million was allocated among the remaining assets used as collateral to secure the debt pool.

Colorado Center — Santa Monica, CA

On August 3, 2015, the Account’s Colorado Center joint venture investment, in which the Account holds a 50% interest, extinguished its outstanding mortgage debt obligation of $125.0 million (the Account’s share).

Lincoln Centre — Dallas, TX

On August 5, 2015, the Account extinguished its outstanding mortgage debt obligation of $153.0 million.

Publix at Weston Commons — Weston, FL

On October 1, 2015, the Account paid off a $35.0 million mortgage associated with the property.

401 West 14th Street — New York, NY

On October 28, 2015, the Account’s 401 West 14th Street, LLC joint venture investment, in which the Account holds a 42.2% interest, paid off its outstanding $36.5 million mortgage loan (the Account’s share) and entered into a new $37.5 million mortgage loan (the Account’s share) with a 4.03% fixed interest rate, maturing in November 2030.

MiMA: Tower — New York, NY

On December 21, 2015, concurrent with the sale of One MiMA Tower, the Account’s RGM 42, LLC joint venture investment, in which the Account holds a 70% interest, extinguished its outstanding mortgage debt obligation of $42.8 million (the Account’s share) associated with the property.

A15381 (2/16)

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